 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed, Earlyworks Co., Ltd. (the “Company”) announced the receipt of a staff determination letter, dated May 2, 2025, from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that Nasdaq has determined to delist the Company’s securities from the Nasdaq Capital Market. On June 10, 2025, the Company attended a hearing before the Nasdaq Hearings Panel (the “Panel”) to appeal the delisting determination. On June 26, 2025, the Company announced the receipt of a notice from Nasdaq, notifying the Company that the Panel had determined to grant an exception to the Company through September 19, 2025 to regain compliance with Nasdaq Listing Rule 5550(b)(1), which requires a minimum stockholders’ equity of $2.5 million, subject to certain conditions. On September 23, 2025, the Company announced the receipt of a notice dated September 22, 2025, from Nasdaq, notifying the Company that the Panel had determined to grant a final exception to the Company through October 29, 2025, representing the end of the Panel’s discretion in this matter. If the Company is unable to regain compliance with Nasdaq Listing Rule 5550(b)(1) by that date, the Panel will have no choice but to delist the Company’s securities from Nasdaq.

A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release – “Earlyworks Co., Ltd. Receives Final Extension from Nasdaq Hearings Panel to Regain Compliance with Continued Listing Standards”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

Date: September 23, 2025	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Chief Executive Officer and Representative Director (Principal Executive Officer)

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